Via EDGAR (Correspondence)
July 19, 2016
Mr. Larry Spirgel
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3720
Washington, D.C. 20549

Re:	Viacom Inc.
Form 10-K for the Fiscal Year Ended September 30, 2015
Filed November 12, 2015
File No. 001-32686
Dear Mr. Spirgel:
On behalf of Viacom Inc., set forth below is our response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received in your letter dated June 10, 2016 concerning our Form 10-K for the fiscal year ended September 30, 2015. References to “we”, “us”, “our” and the “Company” refer to Viacom Inc. For your convenience, our response follows the Comment copied in bold from your letter.
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Form 10-K for the Fiscal Year Ended September 30, 2015
General

1.
We note your response to the second comment in our letter to you dated May 18, 2016, including your statement that you do not believe your contacts with Syria and Sudan constitute a material investment risk for your stockholders, either in qualitative or quantitative terms. As requested in our comment, please discuss the materiality of these contacts in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and subsequent interim period.

We respectfully note the Staff’s comment, and we incorporate here our responses set forth in our letter to the Staff dated June 1, 2016. We continue to believe that our extremely limited, indirect and lawful contacts with third parties allowing for distribution of our content in Syria and Sudan do not constitute a material investment risk for Viacom’s stockholders, either in qualitative or quantitative terms.
Our Media Networks and Filmed Entertainment divisions have agreements with third parties that permit distribution of our content (through theatrical distribution as well as pay TV, free TV, basic TV, SVOD and VOD/EST platforms) in multiple territories. Certain of these agreements allow for distribution of content in Sudan and/or Syria, and all of those that include Sudan and Syria cover many territories (in some cases, more than 50 territories). None of these agreements are with parties that operate exclusively in, or are headquartered in, Sudan or Syria.

Our license fees under most of these agreements are not calculated based on geographically-based metrics (such as number of subscribers in a territory, number of downloads in a territory, etc.), and our customary content distribution agreements do not require licensees to provide us with this information. Accordingly, we do not record revenue in this way. Our aggregate revenue from these multi-territory agreements constituted 0.1% or less of our consolidated revenue in each of the past three fiscal years and for the six months ended March 31, 2016.
To the best of our knowledge, the Company does not have any assets in Syria or Sudan (other than certain registered intellectual property in Sudan) and does not have any liabilities to any parties in either Syria or Sudan. As previously noted, the Company believes that its activities are entirely compliant with the exemption from sanctions regulation for the import or export of information and informational materials as implemented by the Treasury’s Office of Foreign Assets Control.
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In responding to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters referred to in this letter, please call Stephen Giove at Shearman & Sterling at (212) 848-7325.
Sincerely,

/s/ Christa A. D’Alimonte

Christa A. D’Alimonte
Senior Vice President, Deputy General Counsel and Assistant Secretary
Viacom Inc.

cc:	Emily Drazan, U.S. Securities and Exchange Commission
William Mastrianna, U.S. Securities and Exchange Commission
Philippe P. Dauman, Executive Chairman, President and Chief Executive Officer, Viacom Inc.
Thomas E. Dooley, Senior Executive Vice President and Chief Operating Officer, Viacom Inc.
Wade Davis, Executive Vice President, Chief Financial Officer, Viacom Inc.
Michael D. Fricklas, Executive Vice President, General Counsel and Secretary, Viacom Inc.
Stephen T. Giove, Shearman & Sterling LLP
James Deponte, PricewaterhouseCoopers LLP

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